04030302

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Unicharm Corporation

***CURRENT ADDRESS** Keikyu 2nd Bldg.
3-25-23 Takanawa
Minatoku, Tokyo
108-8575 Japan

****FORMER NAME**

****NEW ADDRESS**

FILE NO. 82- 4985 **FISCAL YEAR** 3/31/02

** Complete for initial submissions only ** Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	***AR/S (ANNUAL REPORT)***	☑
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PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: [signature]
DAT : 5/24/04

Unicharm Corporation

Annual Report
2002

Getting Back on the Path to Productivity and Growth

In the 40 years since its founding in 1961, Unicharm Corporation has carefully nurtured a corporate culture based on the management philosophy of becoming "Number One" by continually doing one's best. On the occasion of its 40th anniversary last year, Unicharm renewed its corporate logo, and began its new challenge of becoming a life support Company, providing the best products and services globally to people of all ages, from infants to the elderly.

UNICHARM IDEALS

- WE contribute to creating a better life for humankind by offering only the finest products and services to the customer, both at home and abroad.
- WE strive to pursue correct corporate management principles which bring together corporate growth, well-being among associates, and fulfilling our social responsibilities.
- WE bring forth the fruits of cooperation based on integrity and harmony, by respecting the independence of the individual, and striving to promote the Five Great Pillars.


Beliefs and Pledge
• Pledge to the Customers
• Pledge to Our Shareholders
• Pledge to Business Partners
• Pledge to the Associates
• Pledge to Society
Unicharm Ideals
Beliefs and Pledge
Five Great Pillars
Five Great Pillars
• Creativity & Innovation
• Ownership
• Challenger Spirit
• Leadership
• Fair Play

CONTENTS

Financial Highlights 1
To Our Shareholders 2
An Outline of Overseas Business 8
Unicharm's Environmental Activities 9
Review of Operations 10
Board of Directors and Corporate Auditors 16
Executive Officers 16
Financial Section 17
Subsidiaries and Affiliated Companies 39
Investor Information 40
Corporate Data 41

Important Note on Forward-Looking Statements

Statements made in this annual report with respect to Unicharm's current plans, estimates, forecasts and strategies are forward-looking statements representing the considered opinion of top management, and based on information and data available at the time of production. For these reasons, Unicharm cautions against the use of these statements as the sole foundation of forecasts of the Company's future performance. A number of important factors influencing Unicharm's business activities have the potential to cause wide variations between these statements and actual future results.

FINANCIAL HIGHLIGHTS

CONSOLIDATED	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
For the year:				
Net sales	**¥206,707**	¥212,199	¥210,200	**$1,554,188**
Operating income	**18,974**	20,832	23,935	**142,662**
Net income	**8,852**	9,904	12,563	**66,556**
Capital expenditures	**12,916**	8,467	13,520	**97,112**
Depreciation	**10,500**	10,635	10,353	**78,947**
R&D expenses	**4,749**	3,957	2,539	**35,707**
EBITDA	**29,117**	31,114	33,928	**218,925**
At year-end:				
Shareholders' equity	**¥109,306**	¥104,156	¥107,050	**$ 821,849**
Total assets	**187,060**	177,396	181,189	**1,406,466**
Per share data:	Yen			U.S. dollars
Net income	**¥126.78**	¥139.85	¥177.29	**$0.95**
Cash dividends applicable to the year	**20.00**	24.00	19.00	**0.15**

Note1. The U.S. dollar amounts in this report are given for convenience only and represent translation of Japanese yen at the rate on March 31, 2002 of ¥133=US$1. See Note 1 of Notes to Consolidated Financial Statements.

2. Fiscal 2001 cash dividends per share of ¥24 include a commemorative dividend of ¥4.

Net Sales (Billions of yen)


250
200
150
100
50
0
1998
1999
2000
2001
2002

Net Income (Billions of yen)


15
12
9
6
3
0
1998
1999
2000
2001
2002



A Company to Support a Healthy and Comfortable Lifestyle for All People

In the interview below, President and COO Takahisa Takahara discusses Unicharm's future growth strategies, based on the financial results for the fiscal year ended March 31, 2002 and the Company's basic policy of being the "Life Support Company with the Top Corporate Value in Asia."

The Business Environment Recovered in the Second Half of the Fiscal Year

Please give us an overview of the fiscal 2002 year-end results.

Business performance for the fiscal year ended March 31, 2002 saw declines during the first half of the year due to holdover effects from the harsh operating environment of the previous fiscal year. Performance began to slowly improve in early autumn however, and for the entire year, net sales ended down 2.6% at ¥206.7 billion (US$1,554 million), operating income fell 8.9% to ¥19.0 billion (US$143 million), and net income declined 10.6% to ¥8.9 billion (US$67 million). These figures are, for the most part, in line with announced predictions for the year.

In accordance with the Three-Year Management Plan begun this year, which set down the basic principle of becoming a "Life Support Company with the Top Corporate Value in Asia," Unicharm established, and is working to achieve, five "innovations": product innovation; cost innovation; global innovation; sales innovation and management innovation. Specific measures implemented to increase corporate value include the building of a corporate structure with a lateral organization, reforming our trading relationships to allow retailer-set prices in the Baby and Child Care Division, the purchasing of the *Elldy* brand from Lion Corporation for the Feminine Care Division, the withdrawal from the leisure business, and the incremental integration of business selection and concentration.

Narrowly Focused Marketing in the Continually Growing AI (Adult Incontinence) Field

We understand that the market for adult fitted briefs has been improving. What kind of change is taking place?

The market for adult fitted briefs in rapidly aging Japan is one of the few areas expected to grow steadily, and our conviction that this business holds the key to growth has not changed. Growth is particularly strong at care institutions, and, in place of its price-oriented sales strategy, Unicharm has expanded sales by pursuing a value-added, proposal-based sales strategy that combines products with information. The home market is also growing strongly, and sales are steadily rising.

Because the potential is so large, Unicharm continues to work to improve and clear up certain problem areas.

In the case of adult fitted briefs, for instance, one look at the package reveals that not enough attention has been paid to providing product information and characteristics for the middle aged women who are this product's usual purchasers. In order to make it possible to see at a glance the characteristics of the product, we developed and introduced the ADL (Activity of Daily Living) sign system. These signs have also been incorporated into the AI Navigation System, an in-store display that helps consumers choose appropriate products and that enables retail outlets to strengthen their marketing activities.

Unicharm is also running television commercials as part of its efforts to establish the brand concept of *Lifree*, "No-one need be bedridden." Our marketing activities are narrowly focused and take into account the differences between such regions as major cities, suburbs, rural cities and countryside. In 1997 we also began offering the *Lifree Iki-Iki Hotline* service, where specialist advisors provide consultation to customers with concerns regarding excretion care. These advisors also provide mental counseling for caregivers, who often tend to bear the burden of care alone. These caregiver support services allow us to build strong bonds with customers. We believe that activities such as these not only hasten the growth of the market, but allow us to contribute to society with the development and marketing of more comfortable products.

Based on these changes, in April 2002 the AI Division got a new start as the Health Care Division.

Overseas Business Expanding

Unicharm's overseas sales are expanding. Please give us an update on developments this term.

Overseas sales grew 25% during the fiscal year under review. By business unit, the Feminine Care Division continues to achieve double-digit growth. Full marketing of disposable baby diapers in Asia began in 2000. Unicharm gained the top share of the market share in Thailand within one and a half years of launch, and its market share in the Shanghai region of China is already greater than 15%. We are working to increase this share to more than 30%, which is our measure of success. Overseas business is a major pillar of the Company's Three-Year Management Plan, accounting for 17% of net sales and rising each year. We are especially committed to success in China, from which we can expect particularly strong growth.

New business ventures during the previous term include the launch of adult fitted briefs in Taiwan in June and the test marketing of new feminine care products in Vietnam in July. Future business ventures include capital investment in China during the first half of fiscal 2002 (ending March 31, 2003) to build local production facilities for disposable baby diapers. We are also planning to expand our marketing beyond the Shanghai area, and in other countries will invest heavily in the market for disposable baby diapers, which is expected to grow rapidly in Asia.



Steady Sales of Baby Products in Japan

What is the reason for the upturn in the business environment for disposable baby diapers?

The average retail price of disposable baby diapers in Japan declined by more than 10% during the period from August 1999 to August 2001. The three main reasons for this were deflation, increased competition among retailers as major chains rushed to build stores following a revision of the Large-Store Retail Law, and increased competition among manufacturers. The result was that Japanese diapers, the best quality disposable diapers in the world, were being sold at the cheapest prices in the world, and manufacturers, wholesalers, and retailers found it increasingly difficult to make a profit.

In response, Unicharm began to promote the use of brief-type diapers, which have higher added value than the tape-closure type. The percentage of brief-type diapers in the market was more prominent from August 2001, when the *Moony Man* line was introduced and a campaign launched to increase sales. There was an upswing in the overall sales volume of disposable diapers, sales had recovered by November 2001, and the 40% market share that Unicharm had in July 2001 jumped to almost 50% by March 2002.

Unicharm also launched the Baby Town Point Campaign to acquire more users of Baby Town, the child-care support Web site (www.babytown.jp) operated in partnership with Combi Corporation and Wakodo Co., Ltd. Providing a source of information and communication on child-care issues increases loyalty, and participating in the campaigns helps spur interest in our products and promotes the continued purchasing of those products.

The Medium-Term Management Plan

Please tell us your fundamental ideas for realizing the Three-Year Management Plan.

The ultimate goal of the plan as outlined in last year's Annual Report is to become a "Life Support Company with the Top Corporate Value in Asia." Under the catchphrase of "Becoming the 'Best of the Best' through vibrant management," the plan outlines a vision of value creation in three fields: society, the Company, and employees.

On the society side, Unicharm is contributing to the realization of a rich and full life for the people of Asia by making products based on our new NOLA & DOLA philosophy. We also aim to reform our management style to what we call "vibrant management," which draws its strength from the pendulum-like interplay of top-down and bottom-up communication. Each side's taking the initiative in thinking and action creates an overflow of ideas, and the quick decision making and action optimizes the functional power of the organization.

N O L A & D O L A

Necessity of Ladies' Activities
&
Dream of Ladies' Activities

Necessity of Life with Activities
&
Dreams of Life with Activities

What are your fundamental ideas on the business selection and concentration strategy Unicharm is pursuing?

To promote growth and profitability we have identified three areas for attention and a basic policy to respond to each of them.

The first is concentration in our core business areas, the baby and child care, feminine care and adult incontinence care that is the source of growth and profitability both in Japan and overseas. We are focusing the necessary management resources in these areas to strengthen competitiveness and promote further growth. In line with this strategy Unicharm recently transferred control of the Pipe Unish® brand—a product that contributed to stable sales and profits in the Household Products Division—to Johnson Co., Ltd. At the same time, we have also purchased from Lion Corporation the *Elldy* brand for the Feminine Care Division.

The second area is investment of management resources in creating and nurturing the key businesses that will fuel future growth, and building the necessary frameworks for such growth.

The third area is restructuring businesses that fetter increases in corporate value, and Unicharm has begun a revision of unprofitable and non-core business. In the Leisure Division, in September 2001 we relinquished management of Gold Tower, an observation tower located on the grounds of an amusement park in Kagawa Prefecture. We also sold off portions of the Building Materials Division in April and July 2002.

The Five Areas of Innovation

Please tell us about the efforts being made to realize the Three-Year Management Plan.

Unicharm is undertaking reforms and improvements to the corporate infrastructure with the aim of continued growth through the realization of the five "innovations": product innovation; cost innovation; global innovation; sales innovation and management innovation.

Tell us a little more about specific measures in product innovation.

In October 2001, Unicharm put in place a corporate environment that allows it to focus on placing employees in the most appropriate areas of the organization and developing its core business. In April 2002, the Development Department was created by the merger of the Research and Development and Technology Development departments with the aim of strengthening the foundations for product and technology development, increasing added value through product development and improvement, and increasing the speed at which products are brought to market. We have also established an Engineering Center to help strengthen the base for product and technology development. Our three major manufacturing facilities in Japan have all obtained ISO 14001 certification, and through the utilization of our environment management system we are working to reduce the burden on the environment. In April 2002 we launched the *Moony Sara-Sara Cotton* convenience pack, which comes in environmentally friendly packaging using biodegradable plastics as the package material.

The Fifth Three-Year Plan

Five areas of innovation in Fifth Three-Year Plan



Product innovation
• Product development and technological Platforms
• Key areas of investment in development resources
Cost innovation
• Reform of the manufacturing cost structure
• Examination of restructuring plans for business reviewed
Global innovation
• Product development and technological Platforms
• Key areas of investment in development resources
Sales innovation
• Reform of logistics policies
• Enhancement of sales standard
• Advanced utilization of information technology (IT)
Management innovation
• Organizational reform
• Utilization of human resources
Coordinating the promotion of strategies throughout the Company
Assigning appropriate management resources to achieve management plans



Please give us a few points on global innovation.

Unicharm is pursing strategies with the aim of expanding overseas markets, especially in gaining the top share of the China market, and opening potential markets.

To achieve the goal of the Three-Year Management Plan of becoming a "Life Support Company with the Top Corporate Value in Asia," Unicharm continues to strengthen its investment of management resources in international business. As a specific goal, I would like to gain a more than 30% market share of any Asian country in which we do business. The disposable baby diaper market in Asia over the next three to five years is expected to equal Japan's, and in feminine care products is expected to grow to more than one and a half times that of Japan. We have adopted a phased approach to developing business in Asia, tailored to the particular circumstances of each country. At the same time we are also working to improve the specialization, cultural sensitivity, and language skills of our employees to keep pace with rapid globalization.

Please explain the cost-cutting measures that are the key to improved profitability.

Until March 2001 we focused on reducing manufacturing costs by reforming the production logistics structure. Since then we have worked to reduce costs across the entire value chain, with the positive effect of approximately ¥6 billion in savings. We are looking to further cut costs in the fiscal year ending March 31, 2003.



July 2002
Takahisa Takahara
President and COO

AN OUTLINE OF OVERSEAS BUSINESS

Unicharm is vigorously carrying out its overseas business and has designated these operations as the most important part of its growth strategy.

Since its entry into overseas markets with the start of operations in Taiwan in 1984, Unicharm has stepped up efforts to expand its business foundation in Asia, where it aims to become the number-one company in Asian markets. In fiscal 2002, Unicharm recorded steady growth in overseas sales, as the Company expanded its share of existing markets for feminine care products and launched sales of baby diapers in China, Thailand, Indonesia, Malaysia, and Singapore. Overseas sales in fiscal 2002 increased ¥7.7 billion, to ¥35.3 billion, accounting for 17.1% of the Company's net sales.


Korea
China
Taiwan
Vietnam
Thailand
Malaysia
Singapore
Indonesia
Other regions
• Netherlands:
Production of baby and adult brief-type diapers through a technology tie-up
• Saudi Arabia:
Technology tie-up for baby-related products

Outline of Performance by Business Sector

Feminine Care

Unicharm recorded growth in sales in existing markets in each country where it does business. The Company achieved steady market penetration and smoothly expanded market share for the *Sofy* brand by drawing on the appeal of these products, which offer numerous benefits, as well as by expanding its lineup. Unicharm entered the market for feminine care products in Vietnam in July 2001.

Baby and Child Care

Unicharm's sales surpassed targets in each country in which the Company already does business. In less than two years since debuting in Thailand, our *Mamy Poko* brand has grown to become the top brand in that country. Unicharm recorded steady growth in sales in Indonesia, Malaysia, and Singapore. We also posted robust sales in China, where we are limiting the scope of our marketing of baby and child care products to Shanghai. We plan to begin a full-scale expansion of our marketing areas in China in the current fiscal year.

Health Care Products

In June 2001, we entered the Taiwanese market for three types of Adult Incontinence products: briefs, tape-type, and pants with urine-absorbent pads. Together with SCA HYGIENE PRODUCTS AG, we expanded sales of brief-type diapers while extending the range of our marketing from Europe to Central and South America.

Clean & Fresh

In May 2001, we commenced sales of *Silcot Wet Tissues* in Taiwan, marking the Company's entry into the Taiwanese market for wet-tissue products.

UNICHARM'S ENVIRONMENTAL ACTIVITIES

To fulfill its social responsibility and to maintain bonds of trust with customers and society, Unicharm takes a proactive approach to implementing environmentally conscious management and intends to continually strive for new environment-related achievements.

Unicharm published its *Environmental Report 2002* to promote an understanding of these achievements. In fiscal 2001, Unicharm commenced full-scale operation of a recycling system that eliminates losses during the production process resulting from disposable diapers not being manufactured in standard sizes. This system separates and recycles pulp, superabsorbent polymer, and exterior materials used in disposable diapers. The Company also continues to implement new environmental measures that include reducing CO_2 emissions through Groupwide energy conservation and recycling efforts aimed at attaining zero emissions. To raise the transparency of information related to all these activities and analyze the effectiveness of its environment-related expenses, Unicharm introduced environmental accounting. As the foundation of our ongoing improvement activities, we are also obtaining ISO 14001 certification—the international standard for environment management systems—in accordance with plans. To this end, we have obtained ISO 14001 certification at our principal domestic manufacturing bases in Japan. The Company intends to secure ISO 14001 certification during fiscal 2004 at all manufacturing bases in the Unicharm Group, including overseas production bases.

As we strive to create eco-friendly products, we are making our utmost efforts to consider and introduce new technologies. From April 2002, we launched sales of disposable diapers in small-sized packs made from biodegradable plastic.

To ensure the earth retains its beauty in the years ahead, we have decided to combine the "wisdom" and "reform execution capabilities" we have cultivated in carrying out our business activities and further strengthen our approach to preserving the earth's environment.

Tabulation Graph (Unit: Thousands of yen)

	Theme	Specific approach	Investment	Cost	Total	Effect
Design	Technology development	• Development of products that considers the environment	0	45,732	45,732	• Reduced CO_2 emissions 2.7% (compared with fiscal 1999) during product life cycles
Manufacturing	Energy conservation	• Introduction and modification of energy-saving facilities	27,029	9,954	36,983	• Reduction in energy costs: ¥31,395 thousand • Energy conservation ratio: 2.9% (compared with fiscal 1999)
	Reduce waste materials	• Reduce packaging materials and defective products • Appropriate processing of waste	7,787	43,937	51,724	• Increase in waste material processing costs: ¥840 thousand
	Reduce environment burden	• Progress with recycling	0	146,202	146,202	• Revenues from the sale of recycled materials: ¥8,044 thousand • Recycling ratio: 89.1%
	Strict compliance with laws and regulations	• Implement monitoring and measuring • Install facilities that respond to regulations • Respond to Container and Package Recycling Law	791	229,140	229,931	• Continue activities for complying with laws and regulations, including for EMS monitoring and measuring
Management fields	Application of ISO 14001	• External examination • Internal auditing	0	98,326	98,326	• Expand the scope of EMS, expanding the scope of improvements. • At the same time, we expanded the scope of our information disclosure.
	Environmental reports and environmental accounting	• Prepare *2002 Environmental Activities Report* • Carry out environmental accounting and tabulations	0	13,103	13,103	
	Environment education	• Hold lecture classes	0	514	514	
	Others	• Awareness surveys through questionnaires • Switch over to energy-saving OA equipment	0	36,159	36,159	
		Total	35,607	623,067	658,674	

Scope of tabulations: Headquarters Environment Management Division, Product Development Divisions, Shikoku Central Region Business Site, Kakegawa Region Business Site, Fukushima Plant, Kawanoe Plant, Unicharm Material Co., Ltd. Third Group

Period: Fiscal 2001 (April 2001 through March 2002)

Notes: 1. Depreciation expenses are not included in expenses.
2. Environment-related expenses associated with the construction of the New Engineering Center are beyond the scope of the tabulations and are thus not included in expenses.
3. The sites used in making comparisons of effects are the same sites as used in the previous year.
4. Cost reduction effects are those relevant to "Economic effects calculated based on confirmed evidence" contained in the *Environmental Economic Effects Accompanying Environment Protection Countermeasure Guidelines* by the Ministry of the Environment. Incidental effects and extrapolated effects are not calculated.

Life Style Products

In fiscal 2002, sales of the Lifestyle Products Division declined 1.4% compared with the previous fiscal year to ¥176.5 billion. Operating income decreased 8.8% to ¥19.1 billion, adversely affected by weak consumer spending in the first half of the fiscal year.

Baby and Child Care

Business Overview

In 1981, Unicharm entered the baby and child care market with the release of *Moony* baby diaper products. The Company now boasts an almost 50% share of the baby diaper market. In 1992, Unicharm released the world's first brief-type diaper *Moony Man*, creating new value and changing the structure of the market. Furthermore, the Company created new product categories with the sleeping underwear *Oyasumiman*, toilet training pants *Trepanman* and, in care goods, the baby moist towelette *Moony Ichimai De Sukkuri sheet*. These new products have expanded and enlivened the baby and child care marketplace.

On the technological side, the Company is making efforts to enhance the comfort of babies and children by developing *Soft Mesh Sheets*, which feature improved absorbency and a natural cotton mesh.

The Year in Review

Despite the emergence of signs of a market recovery in the second half of the fiscal year, the division faced a challenging operating environment in Japan, marked by intense competition from falling demand as a result of a declining number of children and prolonged sluggishness in consumer spending.

However, Unicharm made every effort as a leading company to improve value, create new products, and develop new functions. In addition, the Company worked to stimulate demand mainly through consumer-focused campaigns and to revitalize the stagnant market and boost profitability. In October, the Company brought about a substantial revision in the transaction contract system with distributors, which included the introduction of an open price system and a rearrangement of the rebate system to suit the particular functions performed by distributors. Such reforms sharpened the Company's competitive edge and helped realize an efficient utilization of the sales promotion expense budget.

As a result, sales of baby and child care products decreased ¥8.2 billion to ¥86.3 billion, of which domestic sales amounted to ¥70.7 billion.

Since their introduction in 1992, *Moony Man* disposable diaper pants, have enjoyed great popularity. As a new addition to our product lineup, we have created a new category in the diaper market with the release of *Moony Man for Hai-Hai*, the world's first diaper pants for babies who are in the crawling stage. In our *Moony* line of tape-type disposable diapers, we upgraded the function of "no skin-rash" with our *Soft Mesh Sheet* made of improved absorbent materials and interwoven natural cotton. We work to make child rearing more entertaining as well. In our *Moony Man* and *Moony* line, we employ the character of "Pooh Bear" so that changing diapers can become more fun. We also strengthened the qualitative function of *Mamy Poko* and *Mamy Poko Pants*, products that are well known to consumers because of their Disney "baby" characters.

In care products, we launched sales of *Moony Ichi Mai De Sukkuri Sheet*, a wet tissue for children, and upgraded our product lineup.

Overseas, the Company made its full-fledged entry into the East Asian market with the introduction of tape-type *Mamy Poko* baby diapers, as it vigorously carried out marketing activities and steadily expanded its sales.





Feminine Care

Business Overview

In 1963, Unicharm began to produce and sell feminine napkins in Japan. Based on the principle of creating freedom and comfort for women through science, we offer a broad range of feminine products, including feminine napkins, sanitary tampons and panty liners, and are the sole manufacturer of a complete lineup of feminine products.

The Year in Review

In Japan, operations slowed because of the declining population of users of feminine care products. However, as the only comprehensive manufacturer of feminine products, and based on the principle of creating freedom and comfort for women through science, we sought to stimulate the market through efforts to develop and improve products that provide the reassurance and comfort associated with our *Sofy* brand name. As a result, sales of feminine care products increased ¥4.2 billion to ¥58.8 billion, of which sales in Japan reached ¥39.7 billion.

In sanitary napkin operations, we provided new added value to our customers with the launch of *Sofy Bodyfit Instant Guard*, *Sofy Bodyfit Fast Sleep*, and *Sofy Bodyfit Ultra-Fast Sleep* in the fast-growing *Sofy Bodyfit* brand, which feature nonwoven materials that are gentle to the skin and comfortable to wear. In addition, we applied a "world-first" feature to products, "elastic ultra-dimension fitting gathers," to address concerns over leakage. As a result of this function, *Sofy Active Support* and *Sofy Active Slim* won favorable consumer support.

In the growing market of panty liners, we made proactive efforts to develop new users and expand usage opportunities by expanding our product lineup and meeting diversifying customer needs with the addition of *Sofy Delicate Liner Smell-Fresh Type* to the *Sofy Panty Liner* series.

Along with these value-added features we improved on our products, implementing promotional activities such as a "Summer Present Campaign" and "40th Anniversary Plan" to stimulate demand and reinforce brand competitiveness.

In overseas operations, the Company introduced the *Sofy* brand to Vietnam in July, expanding its service area in East Asia. Unicharm continued to place top priority on China, and succeeded in posting steady sales growth in such major areas as Shanghai, Beijing, and Guangzhou. In Thailand, Indonesia, Malaysia, and Taiwan, where we had already established a solid presence in the market, we expanded sales through active promotional efforts.





Life Style Products

Health Care

Business Overview

Since its entry into discharge rehabilitation with *Lifree Rehabili-Pants* in 1995, Unicharm has provided high-value-added products that meet a diverse range of needs and contribute to lightening the physical, economic, and psychological burden of both patients and carers. In addition, since 1997, we have offered the *Lifree Iki-iki Hotline* service, in which professional advisors address customers' concerns and questions about discharge care. We are able to create a strong relationship with customers by offering support services for careworkers, who often tend to keep worries to themselves. Through the continuation of these grassroots activities, we hope to contribute to society through the development and sale of more-comfortable products while supporting the growth of the market.

Unicharm's nonwoven fabric and absorbency technologies are also used at hospitals and other medical institutions. We provide some unique and innovative products, such as the horizontal mask *Fine Care Softalk*, which eases labored breathing and ear pain, and the medical sponge *Fine Care High Mat*, a highly absorbent sponge. These products have been highly appraised by medical staff. We will continue to address the special needs of medical institutions with products offering new value.

The Year in Review

Health care operations were launched in April 2002 in a merger of the former AI and medical products businesses. During the fiscal year under review, Unicharm was able to expand sales by more than 10% despite a steadily worsening operating environment of falling sales prices due to intense competition. Amid an aging society in Japan, the market is steadily expanding. Guided by the concept "pursue the joy of life," we worked vigorously to develop and improve our *Lifree* brand, setting sights on a goal expressed in the concept of "Bed-Ridden Neither in Mind nor Body."



Our partial pad products *Lifree Sara-Sara Night Guard* and *Lifree Sara-Sara Long-Lasting Pad* have greatly reduced the number of diaper changes, thereby easing the physical and mental burden of both users and caregivers. In addition, we offered products made for specific symptoms with the release of the new *Lifree Long Time Anshin Pants*. In care products, we offered a more complete lineup with the introduction of *Lifree Sarasara Karada Huki* and *Lifree Futon Anshin Sheets*.

In the category of light-incontinence liners, for which latent demand is high, we released an improved version of our *Lifree Sawayaka Pads*. In urine absorbent liners, we enhanced our *Charm Nap Sawayaka Liner* with natural cotton and expanded the line with the addition of *Charm Nap Sawayaka Liner Minute*. We also released *Charm Nap Sawayaka Shorts*, special shorts for urine absorbing liners and urine absorbing pads, expanding our product lineup and sales in the light-incontinence category.

Overseas, Unicharm brought the *Lifree* brand to Taiwan in June and successfully entered the Asian market. Sales of our adult brief-type diapers are also expanding overseas, mainly in Europe.


さわやか
ガード
さわやか

Clean & Fresh

Business Overview

Since starting sales of cosmetic puffs in 1974, Unicharm has developed products for clean, sanitary, and fresh environments based on its core technologies in absorbent materials and nonwoven fabric manufacturing and processing technologies. The Company provides new value in a variety of fields through the development of products for commercial use in addition to household use. Our household-use products include cleaners and moist towelettes for cleaning kitchens and toilets as well as skin care products and cosmetic puffs.

The Year in Review

Our general-use moist towelettes, *Silcot Wet Tissues* have become the top brand of moist towelettes thanks to high customer support for their easy-to-pull package and three-ply nonwoven sheet construction made possible through proprietary technology. In addition, we steadily expanded sales by focusing efforts on the creation of new markets and by providing a "clean and fresh lifestyle" concept with our *Wave Handy-Wiper*, a handy wipe that uses newly developed "absorbent fit fiber," and our *Wave Floor Sheet*, a sheet cleaner for floors. Moreover, to focus more management resources nonwoven materials and absorbency technologies, the Company sold its home-drainage cleaner business and the *Pipe Unish®* brand name to Johnson Co., Ltd. in February 2002.






Building Materials

In fiscal 2002, sales of building materials fell 30.3% to ¥2.6 billion compared with the previous fiscal year. The division recorded an operating loss of ¥244 million.

The Year in Review

The Company is working to restructure the Building Materials Division by reorganizing the division to concentrate on highly profitable product fields as well as integrating production bases.

Other Businesses

Sales in this division were down 6.4% to ¥27.6 billion. The Other Business Division recorded operating income of ¥86 million.

Pet Care

Business Overview

Unicharm entered the pet care business in 1986. This business is now managed by Uniheartous Corporation, a consolidated subsidiary. Based on the concept of providing pets with a healthy, clean, and comfortable life, we offer dry, wet, and soft-type pet foods through the *Genki* and *Gaines* brands. We market pet sheets that utilize our nonwoven materials and absorbency technologies, cat litter with deodorant, and pet diapers that use technologies accumulated in our baby diaper products. In this way, we provide products and services that offer new value for the lifestyle of pets and people.

The Year in Review

The pet food and pet care business was severely affected by continued harsh operating conditions in the pet food market, such as price-cutting prompted by slow consumer spending and a shift in owner preferences from large to smaller dogs. In pet food products, we reinforced brand competitiveness and strengthened the lineups of our pet foods, including the standard *Genki* brand and the premium *Gaines* brand. Revenues increased as a result of our efforts focused on reducing expenses and improving product freshness. In pet care products that apply our nonwoven materials and absorbency technologies, such as *Uni-Heartous Deo-Sheet* and *Uni-Heartous Deo-Sand*, we made concerted efforts to develop and improve products, including the introduction of *Uni-Heartous Deo-Sheet Wide, with Wall Guard*. We also applied our technologies accumulated in baby diaper products and released *Uni-Heartous Disposable Diapers for Pets*, thereby providing new value to the lifestyle of pets and people.



Child Education

Business Overview

Begun in 1986, child education operations provide educational services at the *Donchaka Saino Kyoshitsu* school for children up to nine years of age. The school aims to nurture definitive basic learning capabilities and a wide range of basic skills.

The Year in Review

The division directly operates 15 schools. The schools sponsor enjoyable, valuable, and educational events throughout the year, such as factory visits in the spring and camping in the summer, in addition to a full range of preparatory programs.





BOARD OF DIRECTORS AND CORPORATE AUDITORS
As of June 27, 2002

Chairman and Chief Executive Officer
Keiichiro Takahara



President and Chief Operating Officer
Takahisa Takahara



Managing Director
Shigeki Maruyama



Managing Director
Takaaki Okabe



Director
Toshio Takahara

Note: Directors are also Executive Officers.

Internal Corporate Auditors
Katsuaki Ishikawa
Tateki Ito

Corporate Auditor
Masahiko Hirata

EXECUTIVE OFFICERS
As of July 2002

Senior Executive Officers
Shosuke Kawauchi
Koji Inokuma
Masamitsu Yamamoto

Executive Officers
Kazuhira Ikawa
Kennosuke Nakano
Osamu Satomura
Takamitsu Igaue
Hirohiko Muromachi
Shinji Mori
Eiji Ishikawa
Shigeo Moriyama
Shinya Takahashi
Yoshihiro Miyabayashi
Katsuhiko Sakaguchi
Hironori Nomura
Tadashi Mukai
Itsumi Matsuoka
Norio Nomura
Yasushi Akita
Masakatsu Takai
Takayuki Tanaka
Hidetoshi Yamamoto

Financial Section

Six-Year Summary
Unicharm Corporation and Subsidiaries

Millions of yen, except per share amounts

	1997	1998	1999	2000	2001	2002
FOR THE FISCAL PERIOD						
Net sales	¥185,901	¥193,978	¥206,347	¥210,200	¥212,199	**¥206,707**
Cost of sales	109,457	113,108	116,445	115,765	115,823	**113,546**
Net income	8,666	9,206	10,788	12,563	9,904	**8,852**
As percentage of sales	4.7%	4.7%	5.2%	6.0%	4.7%	**4.3%**
Net income per share (yen)	¥ 119.66	¥ 126.92	¥ 150.55	¥ 177.29	¥ 139.85	**¥ 126.78**
Cash dividends per share applicable to the year (yen)	14.00	15.00	17.00	19.00	24.00	**20.00**
AT FISCAL PERIOD-END						
Total assets	¥161,433	¥163,182	¥165,777	¥181,189	¥177,396	**¥187,060**
Property, plant, and equipment	75,830	82,158	84,313	81,928	69,388	**71,412**
Long-term debt—less current maturities	2,754	2,395	4,524	4,633	3,918	**2,953**
Shareholders' equity	83,186	91,707	92,254	107,050	104,156	**109,308**
Equity ratio	51.5%	56.2%	55.6%	59.1%	58.7%	**58.4%**

Contents

Six-Year Summary 17
Management Discussion and Analysis 18
Consolidated Balance Sheets 22
Consolidated Statements of Income 24
Consolidated Statements of Shareholders' Equity 25
Consolidated Statements of Cash Flows 26
Notes to Consolidated Financial Statements 28
Independent Auditors' Report 38

Management Discussion and Analysis

Operating Results

Sales

In fiscal 2002, ended March 31, 2002, Unicharm's consolidated net sales declined 2.6%, from ¥212.2 billion in the previous fiscal year, to ¥206.7 billion. However, an improvement in the harsh operating environment that persisted in the first half of the year enabled Unicharm to exceed its sales forecast made at the interim period by ¥1.7 billion. Sales in Japan declined 7.1% to ¥171.4 billion, accounting for 82.9% of net sales. Although we recorded growth in feminine care products and health care products, our baby and child care products business was adversely affected by languishing demand and falling sales prices in the first half of the year and unit sales price reductions resulting from the implementation of the open price system in the second half of the fiscal year. On the other hand, the Company recorded steady growth in sales in overseas markets, mainly in Asia, by expanding its share of existing markets for feminine care products and recording firm sales of disposable diapers in Thailand, Malaysia, Singapore, China, and Indonesia. In other regions, the Company posted higher sales in its Adult Incontinence (AI), business, primarily in Europe. As a result, the Company achieved a ¥7.7 billion rise in sales in Asia and other countries and regions, to ¥35.3 billion, which accounted for 17.1% of net sales.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales amounted to ¥113.5 billion, and, as the decline in consolidated net sales exceeded cost reductions, we recorded a 0.3 percentage point increase in the cost of sales ratio, to 54.9%. Gross profit declined 3.3% to ¥93.2 billion. Selling, general and administrative (SG&A) expenses declined 1.8% to ¥74.2 billion. Although depreciation rose ¥285 million from the previous fiscal year, the Company reduced sales promotion and advertising expenses ¥2.6 billion to ¥31.4 billion by undertaking a review of these expenses.

Geographic Segments	Millions of yen	
	2001	**2002**
Japan	¥184,607	**¥171,436**
Asia (excluding Japan)	18,543	**22,738**
Others	9,049	**12,533**
Total	¥212,199	**¥206,707**

Research and Development Expenses

Unicharm's research and development expenses increased ¥792 million to ¥4.8 billion, from ¥4.0 billion in the previous fiscal year.

Segment Information

Sales of the Lifestyle Products Division declined 1.4% to ¥176.5 billion. Operating income declined 8.8% to ¥19.1 billion. The operating margin slipped 0.9 percentage point from the previous fiscal year to 10.8%. Despite signs of a recovery in the market in the second half of the fiscal year, the baby and child care products business continued to operate within a harsh environment that included a slump in demand due to declining birthrates in Japan and intensifying competition stemming from the ongoing slump in personal consumption. In this environment, as a leading company, Unicharm worked to raise value added by developing new products and new functions. Particularly noteworthy, the Company promoted the greater use of its high-value-added pants-type products, invigorated a sluggish market, and expanded revenues and increased its market share to nearly 50%.

A weak domestic market for feminine care products resulted from a decline in the size of the market for these products. However, as the only comprehensive manufacturer of feminine care products, the Company focused on developing and improving products that provide comfort and peace of mind, as it strove to invigorate the market. Overseas, in July the Company commenced sales of its *Sofy* brand in Vietnam and worked vigorously to expand markets in East Asia. In China, where the Company places its greatest emphasis, Unicharm posted a steady increase in business in such existing markets as Shanghai, Beijing, and Guangzhou. The Company also recorded growth in sales in such other existing markets as Thailand, Indonesia, Malaysia, and

Net Sales (Billions of yen)



250
200
150
100
50
0
1998
1999
2000
2001
2002

Industry Segments	Millions of yen				
	1998	1999	2000	2001	**2002**
Net sales	¥193,978	¥206,347	¥210,200	¥212,199	**¥206,707**
Lifestyle products	163,667	174,021	177,099	179,008	**176,512**
Building materials	7,303	4,598	4,606	3,674	**2,559**
Other businesses	23,008	27,728	28,495	29,517	**27,636**

Taiwan by aggressively carrying out activities to expand sales.

Domestic sales in the health care business exceeded 10% during the fiscal year despite a harsh environment that included falling sales prices caused by intensifying competition. Overseas, we commenced sales of the *Lifree* brand of adult incontinence products in Taiwan in June 2001, marking this brand's entry into the Asian market. We recorded steady sales of large-sized adult diapers, mainly in Europe. In our clean & fresh business, we focused on creating new markets and expanded sales by developing new business for our handy wipes and sheet cleaners for floors using our nonwoven fabric and absorbency technologies. Also, to concentrate the allocation of our management resources on our nonwoven fabric and absorbency technologies, in February 2002 we sold our home-drainage cleaner business and our Pipe Unish brand name to Johnson and Co., Ltd.

The Building Materials Division progressed with a restructuring of its operations that included reorganizing its business and consolidating production bases. Despite these efforts, this division recorded a ¥1.1 billion decline in sales to ¥2.6 billion, and posted an operating loss of ¥244 million.

Sales of the Other Business Division declined 6.4%, to ¥27.6 billion. However, this division recorded operating income of ¥86 million, compared with an operating loss in the previous fiscal year. The pet care and pet food business continued to operate within a difficult environment owing to falling sales prices due to sluggish consumption as well as a shift in dog breeding away from larger dogs toward smaller dogs. However, we recorded higher sales in this sector by streamlining our product lineup and enhancing the appeal of our products as well as by reducing various costs and raising product freshness levels. On the other hand, we focused on developing new products and improving existing pet care products that apply our nonwoven materials and absorbency technologies. In addition, we began sales of disposable diapers for pets that apply the technologies cultivated in our baby diaper business.

Net Income (Billions of yen)


15
12
9
6
3
0
1998
1999
2000
2001
2002

Income and Expenses

As detailed above, Unicharm placed the highest management priority on improving its operating margin by raising the value added of its products, while making strenuous efforts to reduce costs, which included reevaluating its expenses, mainly sales promotion and advertising expenses. Despite these efforts, operating income declined 8.9% to ¥19.0 billion, which reflected the significant effects of the slump in sales in the first half of the fiscal year. The operating margin slipped 0.6 percentage point to 9.2%.

Non-operating expenses rose ¥728 million from the previous fiscal year to ¥2.7 billion. Loss on write-down of investment securities rose to ¥2.8 billion from ¥165 million in the previous fiscal year. The Company recorded a ¥2.7 billion gain on transfer of business. As a result, income before income taxes and minority interests declined 13.7% from the previous fiscal year to ¥16.2 billion, and net income was down 10.6% to ¥8.9 billion. Net income per share declined ¥13.07 to ¥126.78.

Financial Position and Liquidity

Assets, Liabilities, and Equity

Total assets at the end of the fiscal year amounted to ¥187.1 billion, an increase of ¥9.7 billion from the previous fiscal year-end.

Total current assets increased 11.3% to ¥95.9 billion. Within current assets, cash and cash equivalents increased ¥13.3 billion to ¥50.8 billion. On the other hand, marketable securities declined ¥687 million to ¥599 million. In notes and accounts receivable, trade receivables were down ¥3.4 billion to ¥28.7 billion. Other current assets declined ¥763 million to ¥2.6 billion.

Net, property, plant and equipment increased ¥2.0 billion, to ¥71.4 billion. Machinery and equipment was up ¥7.0 billion to ¥85.1 billion, owing to an increase in facilities resulting from the expansion in the scope of our overseas business as well as facilities for new products in our principal businesses in the domestic market, modification of facilities accompanying product improvements, and the construction of a new engineering center to bolster our R&D capabilities. Construction in progress increased ¥1.1 billion, to ¥3.2 billion.

In investments and other assets, investment securities declined ¥3.7 billion to ¥6.6 billion (this included a ¥2.8 billion loss on write-down of securities due to the adoption of accounting standard for financial instruments, which resulted in the recording of impairment losses). The Company recorded deferred tax assets of ¥3.1 billion.

On the liabilities side, short-term bank loans increased ¥2.8 billion to ¥4.6 billion. Total long-term liabilities edged up 0.2% to ¥10.5 billion, with no significant changes within individual categories.

Retained earnings increased 4.9% to ¥80.0 billion. Shareholders' equity increased 4.9% to ¥109.3 billion. The shareholders' equity ratio declined 0.3 percentage point to 58.4%.

Capital Expenditures and Depreciation

The Company's capital expenditures during fiscal 2002 amounted to ¥12.9 billion, a 52.5% increase from the previous fiscal year. These expenditures consisted primarily of investments for an increase in facilities for the expansion of overseas operations, new product facilities for principal businesses in Japan, and the remodeling of facilities along with product improvements.

Depreciation and amortization amounted to ¥10.5 billion, down ¥135 million from ¥10.6 billion in the previous fiscal year.

Cash Flows

Net cash provided by operating activities increased ¥5.4 billion from the previous fiscal year to ¥24.7 billion. This consisted mainly of ¥16.2 billion in income before income taxes and minority interests and ¥10.5 billion in depreciation and amortization.

Net cash used in investing activities amounted to ¥7.3 billion, a decline of 21.4%, or ¥2.0 billion from the previous fiscal year. Particularly noteworthy, capital expenditures increased 68.6%, or ¥5.3 billion, to ¥12.9 billion. These expenditures were mainly for increasing facilities for expanding overseas operations, adding new product facilities for principal businesses in Japan, modifying facilities along with product improvements, and for the construction of a new engineering center for strengthening our development capabilities. Proceed from sales of investment securities increased to ¥3.3 billion and proceed from the transfer of business was ¥2.8 billion.

Net cash used in financing activities amounted to ¥4.4 billion, down from ¥6.3 billion in the previous fiscal year. Increase in short-term bank loans was ¥2.3 billion, up sharply from ¥368 million in the previous fiscal year. On the other hand, there were no proceeds from long-term debt, compared with ¥1.2 billion in the previous fiscal year.

Shareholders' Equity and Equity Ratio (Billions of yen/%)


120
100
80
60
40
20
0
60.0
55.0
50.0
1998
1999
2000
2001
2002
Shareholders' Equity
Equity Ratio

ROE (%)


15.0
12.0
9.0
6.0
1998
1999
2000
2001
2002

Repayments of long-term debt amounted to ¥1.4 billion, down from ¥1.9 million in the previous fiscal year. Unicharm continued to repurchase its stock. In fiscal 2002, repurchase of the Company's stock amounted to ¥3.3 billion (for 964,000 shares), compared with ¥4.5 billion in the previous fiscal year. As a result, cash and cash equivalents, end of year amounted to ¥50.8 billion, an increase of ¥13.3 billion, or 35.3% from the previous fiscal year-end.

Outlook for Fiscal 2003

Despite signs of brightness in some sectors of the Japanese economy, the harsh business environment is expected to persist owing to the long-term slump in personal consumption as well as declines in sales prices due to intensifying competition. In Asia, accelerating growth in markets is expected to be accompanied by intensifying competition among global brands.

Amid this environment, based on its fifth three-year management plan, Unicharm will continue to accurately ascertain customer needs and will aggressively expand its business in growth markets by carrying out marketing activities for creating high-value brands and new markets, developing products, and strengthening technological capabilities. Unicharm will extensively reform its profit structure by reducing the total costs of its supply chain and enhancing cost efficiency, focusing efforts mainly on sales costs. At the same time, we will strengthen our profitability by carrying out thorough profit management in each division through small-group activities.

In the domestic market, sales in our baby and child care business are expected to decline owing to actual reductions in sales unit prices following the introduction of an open pricing system in October 2001. In our feminine care products business, we will increase value added by strengthening our development capabilities and carry out vigorous marketing activities. We also plan to expand our product lineup for the *Elldy* brand of tampons acquired from Lion Corporation and will work to invigorate the market. In our health care business, we have merged our AI business with our former medical products business, which handled surgical gowns and wear for hospitals and medical facilities, which will allow us to more-effectively use sales distribution channels for hospitals.

In products, we plan to further enhance the appeal of our products by expanding our product lineup and further expand our business by responding closely the diverse needs of our customers. In our Clean & Fresh business, we will strive to expand sales by strengthening our lineup of *Silcot Wet Tissues*, expand our *Wave* series, and commence sales of a newly improved line of *Cook-Up Kitchen Sheets*, which are kitchen-use super multi towels.

In our Pet Care business, we aim to expand sales of our care products, including *Uni-Heartous Disposable Diapers for Pets* that utilize our nonwoven materials and absorbency technologies. A the same time, in pet food, we will strive to expand profits by reducing costs and expanding and upgrading our value-added lineup that includes *Uni-Heartous Neko Genki Mou Care* and *Uni-Heartous Aiken Genki GOLD* 7 for dogs aged seven and older.

Overseas, we intend to accelerate the expansion of our feminine care product business in the principal countries of east Asia, focusing these efforts on the *Sofy* brand. In our baby and child care business, we are aiming for a full-scale expansion of our business by upgrading production capabilities and carrying out aggressive marketing of our *Mamy Poko* disposable diapers in Thailand, Malaysia, Singapore, China, and Indonesia. We are also working to position the AI business as the third pillar of our overseas operations by vigorously marketing our *Lifree* brand of adult diapers, for which we began sales in Taiwan during the fiscal year under review.

Consolidated Balance Sheets

Unicharm Corporation and Subsidiaries
March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
ASSETS	**2002**	2001	2000	**2002**
CURRENT ASSETS:				
Cash and cash equivalents	**¥ 50,786**	¥ 37,533	¥ 33,590	**$ 381,850**
Marketable securities (Note 3)	**599**	1,286	1,507	**4,504**
Notes and accounts receivables:				
Trade	**28,669**	32,061	30,418	**215,556**
Others			562	
Allowance for doubtful accounts	**(148)**	(181)	(153)	**(1,113)**
Inventories (Note 4)	**11,575**	10,096	9,870	**87,030**
Deferred tax assets (Note 10)	**1,817**	1,994	1,488	**13,662**
Other current assets	**2,638**	3,401	3,129	**19,834**
Total current assets	**95,936**	86,190	80,411	**721,323**
PROPERTY, PLANT AND EQUIPMENT:				
Land (Note 5)	**15,710**	15,807	25,826	**118,120**
Buildings and structures	**45,988**	45,180	44,341	**345,775**
Machinery and equipment	**85,131**	78,154	73,723	**640,083**
Furniture and fixtures	**3,667**	3,541	3,460	**27,571**
Construction in progress	**3,223**	2,128	1,081	**24,233**
Total	**153,719**	144,810	148,431	**1,155,782**
Accumulated depreciation	**(82,307)**	(75,422)	(66,503)	**(618,850)**
Net property, plant and equipment	**71,412**	69,388	81,928	**536,932**
INVESTMENTS AND OTHER ASSETS:				
Investment securities (Note 3)	**6,589**	10,273	6,438	**49,541**
Investments in affiliates	**218**	109		**1,639**
Software	**3,050**	3,264	4,210	**22,932**
Intangibles	**247**	321	238	**1,857**
Deferred tax assets (Note 10)	**3,049**	1,081	2,190	**22,925**
Deferred tax assets—land revaluation (Notes 5 and 10)	**4,242**	4,246		**31,895**
Other assets	**3,203**	3,246	3,470	**24,083**
Allowance for doubtful accounts	**(886)**	(722)	(91)	**(6,661)**
Foreign currency translation adjustments			2,395	
Total investments and other assets	**19,712**	21,818	18,850	**148,211**
TOTAL	**¥187,060**	¥177,396	¥181,189	**$1,406,466**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2002	2001	2000	Thousands of U.S. dollars (Note 1) 2002
CURRENT LIABILITIES:				
Short-term bank loans (Note 6)	**¥ 4,615**	¥ 1,796	¥ 1,891	**$ 34,700**
Current portion of long-term debt (Note 6)	**72**	561	98	**541**
Notes and accounts payables:				
Trade	**44,933**	45,584	47,172	**337,842**
Others	**565**	786	919	**4,248**
Income taxes payable	**5,572**	4,561	5,475	**41,895**
Accrued expenses	**4,902**	4,000	3,305	**36,857**
Other current liabilities	**1,277**	437	241	**9,601**
Total current liabilities	**61,936**	57,725	59,101	**465,684**
LONG-TERM LIABILITIES:				
Long-term debt (Note 6)	**2,953**	3,918	4,633	**22,203**
Retirement benefits (Note 7)	**5,095**	4,006	2,874	**38,308**
Guarantee deposits from customers	**2,056**	2,141	2,190	**15,459**
Other long-term liabilities	**350**	364	508	**2,632**
Total long-term liabilities	**10,454**	10,429	10,205	**78,602**
MINORITY INTERESTS	**5,364**	5,086	4,833	**40,331**
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 12 and 14)				
SHAREHOLDERS' EQUITY (Notes 8 and 15):				
Common stock—authorized, 196,390,411 shares in 2002, 197,354,711 shares in 2001 and 198,275,711 shares in 2000; issued, 68,981,591 shares in 2002, 69,945,891 shares in 2001 and 70,866,891 shares in 2000	**15,993**	15,993	15,993	**120,248**
Additional paid-in capital	**18,591**	18,591	18,591	**139,782**
Land revaluation difference, net of tax (Note 5)	**(5,857)**	(5,864)		**(44,038)**
Retained earnings	**80,049**	76,302	72,467	**601,872**
Unrealized gain on available-for-sale securities, net of tax (Note 3)	**1,442**	1,081		**10,842**
Foreign currency translation adjustments	**(910)**	(1,946)		**(6,842)**
Total	**109,308**	104,157	107,051	**821,864**
Treasury stock—at cost; 549 shares in 2002, 240 in 2001 and 85 in 2000	**(2)**	(1)	(1)	**(15)**
Total shareholders' equity	**109,306**	104,156	107,050	**821,849**
TOTAL	**¥187,060**	¥177,396	¥181,189	**$1,406,466**

Consolidated Statements of Income

Unicharm Corporation and Subsidiaries
Years Ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
NET SALES	**¥206,707**	¥212,199	¥210,200	**$1,554,188**
COST OF SALES	**113,546**	115,823	115,765	**853,729**
Gross profit	**93,161**	96,376	94,435	**700,459**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Note 9)	**74,187**	75,544	70,500	**557,797**
Operating income	**18,974**	20,832	23,935	**142,662**
OTHER INCOME (EXPENSES):				
Interest and dividend income	**193**	313	491	**1,451**
Interest expense	**(332)**	(387)	(361)	**(2,496)**
Exchange gain (loss)	**120**	(117)	(366)	**902**
Loss on write-down of investment securities	**(2,839)**	(165)	(467)	**(21,346)**
Charge for transitional obligation for employees' retirement benefits (Note 7)	**(1,282)**	(1,282)		**(9,639)**
Gain on transfer of business	**2,705**			**20,338**
Other—net	**(1,309)**	(378)	(209)	**(9,842)**
Other expenses—net	**(2,744)**	(2,016)	(912)	**(20,632)**
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**16,230**	18,816	23,023	**122,030**
INCOME TAXES (Note 10):				
Current	**8,938**	9,027	9,909	**67,203**
Deferred	**(1,811)**	(269)	137	**(13,616)**
Total	**7,127**	8,758	10,046	**53,587**
MINORITY INTERESTS IN NET INCOME	**251**	154	414	**1,887**
NET INCOME	**¥ 8,852**	¥ 9,904	¥ 12,563	**$ 66,556**

	Yen			U.S. dollars (Note 1)
PER SHARE OF COMMON STOCK (Note 2.n):				
Net income	**¥126.78**	¥139.85	¥177.29	**$0.95**
Cash dividends applicable to the year	**20.00**	24.00	19.00	**0.15**

Diluted net income per share is not disclosed because it is anti-dilutive.

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Unicharm Corporation and Subsidiaries
Years Ended March 31, 2002, 2001 and 2000

	Number of shares of common stock	Common stock	Additional paid-in capital	Land revaluation difference, net of tax	Retained earnings	Unrealized gain on available-for-sale securities, net of tax	Foreign currency translation adjustments	Treasury stock at cost
	Millions of yen							
BALANCE, APRIL 1, 1999	70,858,259	¥15,979	¥18,577		¥57,698			
Adjustment of retained earnings for the adoption of deferred tax accounting method					3,623			
Net income					12,563			
Cash dividends, ¥18.00 per share					(1,276)			
Bonuses to directors and corporate auditors					(141)			
Exercise of stock purchase warrants	8,632	14	14					
Treasury stock acquired—net								¥(1)
BALANCE, MARCH 31, 2000	70,866,891	15,993	18,591		72,467			(1)
Net income					9,904			
Cash dividends, ¥20.00 per share					(1,417)			
Bonuses to directors and corporate auditors					(139)			
Land revaluation difference, net of tax				¥(5,864)				
Unrealized gain on available-for-sale securities, net of tax						¥1,081		
Foreign currency translation adjustments							¥(1,946)	
Repurchase of the Company's stock	(921,000)				(4,513)			
BALANCE, MARCH 31, 2001	69,945,891	15,993	18,591	(5,864)	76,302	1,081	(1,946)	(1)
Net income					8,852			
Cash dividends, ¥24.00 per share					(1,679)			
Bonuses to directors and corporate auditors					(141)			
Land revaluation difference, net of tax				7	(7)			
Net increase in unrealized gain on available-for-sale securities, net of tax						361		
Net increase in foreign currency translation adjustments							1,036	
Treasury stock acquired—net								(1)
Repurchase of the Company's stock	(964,300)				(3,278)			
BALANCE, MARCH 31, 2002	**68,981,591**	**¥15,993**	**¥18,591**	**¥(5,857)**	**¥80,049**	**¥1,442**	**¥(910)**	**¥(2)**
		Thousands of U.S. dollars (Note 1)						
BALANCE, MARCH 31, 2001		$120,248	$139,782	$(44,090)	$573,699	$8,128	$(14,632)	$(8)
Net income					66,556			
Cash dividends, $0.18 per share					(12,624)			
Bonuses to directors and corporate auditors					(1,060)			
Land revaluation difference, net of tax				52	(52)			
Net increase in unrealized gain on available-for-sale securities, net of tax						2,714		
Net increase in foreign currency translation adjustments							7,790	
Treasury stock acquired—net								(7)
Repurchase of the Company's stock					(24,647)			
BALANCE, MARCH 31, 2002		**$120,248**	**$139,782**	**$(44,038)**	**$601,872**	**$10,842**	**$(6,842)**	**$(15)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Uni-Charm Corporation and Subsidiaries

Years Ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	**¥16,230**	¥18,816	¥23,023	**$122,030**
Adjustments for:				
Income taxes—paid	**(8,154)**	(9,942)	(9,111)	**(61,308)**
Depreciation and amortization	**10,500**	10,635	10,353	**78,947**
Net periodic retirement benefit costs	**982**	1,059	1	**7,383**
Loss on write-down of investment securities	**2,839**	165	467	**21,346**
Gain on transfer of business	**(2,705)**			**(20,338)**
Changes in assets and liabilities, net of effects from newly consolidated subsidiaries:				
Decrease (increase) in trade receivables	**3,392**	(1,639)	(2,134)	**25,504**
(Increase) decrease in inventories	**(1,524)**	(225)	647	**(11,459)**
Decrease in trade payables	**(2,117)**	(2,242)	(1,489)	**(15,917)**
Increase in other current liabilities	**3,101**	1,557	1,211	**23,316**
Other—net	**2,184**	1,186	(1,438)	**16,420**
Total adjustments	**8,498**	554	(1,493)	**63,894**
Net cash provided by operating activities	**24,728**	19,370	21,530	**185,924**
INVESTING ACTIVITIES:				
Proceed from sales of marketable securities	**2,377**	2,190	2,445	**17,872**
Purchases of marketable securities	**(1,665)**	(3,464)	(1,899)	**(12,519)**
Capital expenditures	**(12,916)**	(7,659)	(9,876)	**(97,112)**
Payment for purchase of investment securities	**(1,854)**	(1,801)	(468)	**(13,940)**
Proceed from sales of investment securities	**3,312**	1,085	178	**24,902**
Proceed from transfer of business	**2,750**			**20,677**
Decrease in other assets	**734**	414	14	**5,519**
Net cash used in investing activities	**(7,262)**	(9,235)	(9,606)	**(54,601)**
FORWARD	**¥17,466**	¥10,135	¥11,924	**$131,323**

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
FORWARD	**¥17,466**	¥10,135	¥11,924	**$131,323**
FINANCING ACTIVITIES:				
Increase (decrease) in short-term bank loans	**2,267**	368	(969)	**17,045**
Proceeds from long-term debt		1,151	499	
Repayments of long-term debt	**(1,352)**	(1,866)	(368)	**(10,165)**
Cash dividends paid	**(1,679)**	(1,417)	(1,276)	**(12,624)**
Capital contribution from minority interests		209		
Exercise of stock purchase warrants			27	
Repurchase of the Company's stock	**(3,278)**	(4,513)		**(24,647)**
Cash dividends paid to minority interests	**(364)**	(276)	(212)	**(2,737)**
Net cash used in financing activities	**(4,406)**	(6,344)	(2,299)	**(33,128)**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	**193**	152	(102)	**1,452**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**13,253**	3,943	9,523	**99,647**
CASH AND CASH EQUIVALENTS INCREASED BY CONSOLIDATION OF PREVIOUSLY UNCONSOLIDATED SUBSIDIARIES			29	
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**37,533**	33,590	24,038	**282,203**
CASH AND CASH EQUIVALENTS, END OF YEAR	**¥50,786**	¥37,533	¥33,590	**$381,850**
NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Assets increased by consolidation of subsidiaries previously unconsolidated			¥101	
Liabilities increased by consolidation of subsidiaries previously unconsolidated			101	
Warrants transferred to additional paid-in capital			1	

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unicharm Corporation and Subsidiaries
Years Ended March 31, 2002, 2001 and 2000

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law of Japan and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Unicharm Corporation (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥133 to $1, the approximate rate of exchange at March 31, 2002. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Certain reclassifications have been made in the 2001 and 2000 financial statements to conform to the classifications used in 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation

The consolidated financial statements include the accounts of the Company and all 24 (26 in 2001 and 2000) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which the Parent, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in 2 affiliates (2 in 2001 and 1 in 2000) are accounted for by the equity method.

The excess of the cost of the Company's investments in subsidiaries and affiliates accounted for by the equity method, over its equity in the net assets at the respective dates of acquisition, is being amortized over a period of five years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, certificates of deposit, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

c. Inventories

Inventories are stated at cost substantially determined by the average method, except for construction work in progress which is determined by the specific identification method.

d. Marketable and Investment Securities

Prior to April 1, 2000, current and non-current marketable securities were stated at the cost or market. Other investments were stated at cost. Cost was determined by the moving-average method. Effective April 1, 2000, the Group adopted a new accounting standard for financial instruments, including marketable and investment securities.

Under the standard, the Company classfied all applicable securities depending on management's intent, as follows: (1) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost and (2) available-for-sale securities, which are not classified as held-to-maturity securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

The effect of adoption of the new standard was to decrease income before income taxes and minority interests by ¥163 million ($1,315 thousand) in 2001.

e. Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings acquired after April 1, 1998 and the property, plant and equipment of foreign subsidiaries. The range of useful lives is principally from 2 to 50 years for buildings and structures, from 2 to 15 years for machinery and equipment and from 2 to 20 years for furniture and fixtures.

f. Retirement and Pension Plans

Prior to April 1, 2000, the Company and its domestic subsidiaries stated the liability for employees' retirement benefits at 40% of the amount required if all employees voluntarily terminated their employment at each balance sheet date. The accrued provision was not funded. The policy for the trusteed pension plan was to fund and charge to income when paid.

Effective April 1, 2000, the Company and its domestic subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The transitional obligation of ¥6,458 million is amortized over five years and the annual amortization is presented as other expense in the consolidated statements of income. As a result, net periodic benefit costs as compared with the prior method, increased by ¥1,572 million and income before income taxes and minority interests decreased by ¥1,562 million, in 2001.

The Company also provided for retirement benefits to directors and corporate auditors determined based on their pertinent rules which are calculated as the estimated amount to be paid if all directors and corporate auditors retired at each balance sheet date.

g. Research and Development Costs

Research and development costs are charged to income as incurred.

h. Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

i. Income Taxes
The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

Deferred income taxes are recorded to reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

j. Appropriations of Retained Earnings
Appropriations of retained earnings at year end are reflected in the financial statements for the following year upon shareholders' approval.

k. Foreign Currency Transactions
Prior to April 1, 2000, short-term receivables and payables denominated in foreign currencies were translated into Japanese yen at the current exchange rates at each balance sheet date, while long-term receivables and payables denominated in foreign currencies were translated at historical rates.

Effective April 1, 2000, the Group adopted a revised accounting standard for foreign currency transactions. In accordance with the revised standard, all short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the income statements to the extent that they are not hedged by forward exchange contracts.

The effect of adoption of the revised standard was to decrease income before income taxes and minority interests by ¥32 million in 2001.

l. Foreign Currency Financial Statements
The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate.

Prior to April 1, 2000, differences arising from such translation were shown as "Foreign currency translation adjustments" as either all asset or liability in the balance sheet. Effective April 1, 2000, such differences are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity in accordance with the revised accounting standard for foreign currency transactions.

Revenue and expense accounts of consolidated foreign subsidiaries are translated into yen at the average exchange rate.

m. Derivatives and Hedging Activities
The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange. Foreign exchange forward contracts, currency options and currency swaps are utilized by the Group to reduce foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes.

Effective April 1, 2000, the Group adopted a new accounting standard for derivative financial instruments and a revised accounting standard for foreign currency transactions. These standards require that: (a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the income statements and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign currency forward contracts, currency options and currency swaps are utilized to hedge foreign currency exposures in procurement of raw materials from import purchases. Trade payables denominated in foreign currencies are translated at the contracted rates if the forward contracts qualify for hedge accounting. Forward contracts applied for forecasted transactions are measured at fair value, but the unrealized gains/losses are deferred until the underlying transactions are completed.

n. Per Share Information
The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year. The weighted average number of common shares used in the computation was 69,821,541 shares for 2002, 70,821,367 shares for 2001 and 70,862,093 shares for 2000.

Diluted net income per share is not disclosed because it is anti-dilutive.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

3. MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities at March 31, 2002, 2001 and 2000, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Current:				
Marketable equity securities			¥ 160	
Government and corporate bonds		¥ 287	47	
Trust fund investments and other	¥ 599	999	1,300	$ 4,504
Total	¥ 599	¥ 1,286	¥1,507	$ 4,504
Non-current:				
Marketable equity securities	¥6,419	¥10,258	¥5,932	$48,263
Government and corporate bonds	15	15	14	113
Trust fund investments and other	155		492	1,165
Total	¥6,589	¥10,273	¥6,438	$49,541

The carrying amounts and aggregate fair values of marketable and investment securities at March 31, 2002 and 2001 were as follows:

	Millions of yen			
March 31, 2002	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for sale—Equity securities	¥4,330	¥2,607	¥120	¥6,817
Held-to-maturity	15			15
Total	¥4,345	¥2,607	¥120	¥6,832

	Millions of yen			
March 31, 2001	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for sale—Equity securities	¥7,968	¥3,145	¥1,280	¥ 9,833
Held-to-maturity	302	4		306
Total	¥8,270	¥3,149	¥1,280	¥10,139

	Thousands of U.S. dollars			
March 31, 2002	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for sale—Equity securities	$32,556	$19,602	$902	$51,256
Held-to-maturity	113			113
Total	$32,669	$19,602	$902	$51,369

Available-for-sale securities and held-to-maturity securities whose fair value is not readily determinable as of March 31, 2002 and 2001, were as follows:

	Carrying Amount		
	Millions of yen		Thousands of U.S. dollars
	2002	2000	2002
Available-for-sale—Equity securities	¥355	¥ 425	$2,669
Held-to-maturity		999	
Total	¥355	¥1,424	$2,669

Proceeds from sales of available-for-sale securities for the year ended March 31, 2002 were ¥43,879 million ($329,917 thousand). Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥42 million ($316 thousand) and ¥78 million ($586 thousand), respectively, for the year ended March 31, 2002.

The carrying values of debt securities by contractual maturities for securities classfied as available-for-sale and held-to-maturity at March 31, 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars	
	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity
Due in one year or less	¥599		$4,504	
Due after one year through five years		¥15		$113
Total	¥599	¥15	$4,504	$113

The carrying amounts and aggregate market values of current and non-current marketable equity securities included in marketable securities and investments securities at March 31, 2000 were as follows:

	Millions of yen
	2000
Current:	
Carrying amount	¥ 160
Aggregate market value	4,209
Unrealized gain	¥4,049
Non-current:	
Carrying amount	¥5,932
Aggregate market value	7,643
Unrealized gain	¥1,711

4. INVENTORIES

Inventories at March 31, 2002, 2001 and 2000, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Merchandise and finished products	¥ 6,843	¥ 6,501	¥7,252	$51,451
Work in process	164	191	165	1,233
Construction work in progress	38	259	259	286
Raw materials	4,142	2,898	2,039	31,143
Supplies	388	247	155	2,917
Total	¥11,575	¥10,096	¥9,870	$87,030

5. LAND REVALUATION

Under the "Law of Land Revaluation," promulgated on March 31, 1998 and revised on March 31, 1999 and 2001, the Company elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of March 31, 2001.

The resulting "land revaluation diminish" represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity. There is no effect on the consolidated statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation diminish account and related deferred tax assets. The details of the one-time revaluation as of March 31, 2001, were as follows:

Land before revaluation:	¥19,138 million
Land after revaluation:	¥9,028 million
Land revaluation diminish:	¥5,864 million (net of income taxes of ¥4,246 million)

As at March 31, 2002, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥281 million.

6. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans at March 31, 2002, 2001 and 2000, consisted of notes to banks and bank overdrafts. The annual interest rates applicable to the short-term bank loans ranged from 2.6% to 5.3%, 0.8% to 7.7% and 0.6% to 15.2% at March 31, 2002, 2001 and 2000, respectively.

Long-term debt at March 31, 2002, 2001 and 2000, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Unsecured 2.21% bonds, due July 2003	**¥1,000**	¥1,000	¥1,000	**$ 7,519**
Unsecured 2.35% bonds, due July 2005	**1,000**	1,000	1,000	**7,519**
Loans from banks and municipal corporation, due serially to 2006 with interest rates ranging from 1.9% to 3.7% in 2002, 0.0% to 7.7% in 2001 and 2000	**1,025**	2,479	2,731	**7,706**
Total	**3,025**	4,479	4,731	**22,744**
Less current portion	**(72)**	(561)	(98)	**(541)**
Long-term debt, less current portion	**¥2,953**	¥3,918	¥4,633	**$22,203**

Annual maturities of long-term debt at March 31, 2002 for the next five years were as follows:

Year Ending March 31	Millions of yen	Thousands of U.S. dollars
2003	¥ 72	$ 541
2004	1,072	8,060
2006	1,000	7,519
2007	881	6,624
Total	¥3,025	$22,744

As is customary in Japan, the Company maintains substantial deposit balances with banks with which it has borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. The Company has never been requested to provide any additional collateral.

7. RETIREMENT AND PENSION PLANS

The Company and domestic subsidiaries have severance payment plans for employees, directors and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from certain subsidiaries and annuity payments from a trustee. Employees are entitled to larger payments if the termination is involuntary, by retirement at the mandatory retirement age, by death, or by voluntary retirement at certain specific ages prior to the mandatory retirement age. The liability for retirement benefits at March 31, 2002, 2001 and 2000 includes retirement benefits for directors and corporate auditors of ¥1,212 million ($9,113 thousand), ¥1,105 million and ¥1,031 million, respectively. The retirement benefits for the Company's directors and corporate auditors are paid subject to the approval of the shareholders.

The liability for employees' retirement benefits at March 31, 2002 and 2001, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Projected benefit obligation	¥22,430	¥21,747	$168,647
Fair value of plan assets	(10,781)	(9,914)	(81,060)
Unrecognized transitional obligation	(3,640)	(5,176)	(27,368)
Unrecognized actuarial loss	(4,046)	(3,756)	(30,421)
Unrecognized prior service cost	(80)		(603)
Net liability	¥ 3,883	¥ 2,901	$ 29,195

The components of net periodic benefit costs for the years ended March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Service cost	¥1,394	¥1,347	$10,489
Interest cost	544	546	4,090
Expected return on plan assets	(395)	(399)	(2,970)
Amortization of transitional obligation	1,282	1,282	9,632
Recognized actuarial loss	375		2,819
Amortization of prior service cost	6		45
Extra payments	462	206	3,474
Net periodic benefit costs	¥3,668	¥2,982	$27,579

Assumptions used for the year ended March 31, 2002 and 2001 are set forth as follows:

	2002	2001
Discount rate	2.5%	2.5%
Expected rate of return on plan assets	4.0%	4.0%
Recognition period of actuarial gain/loss	10 years	10 years
Amortization period of transitional obligation	5 years	5 years
Amortization period of service cost	5 years	
Divide of projected benefit obligation	The straight-line method	The straight-line method

Total charges to income for the retirement and pension plans were ¥1,959 million for the year ended March 31, 2000.

8. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totals ¥1,992 million ($14,977 thousand), ¥1,881 million and ¥1,720 million as of March 31, 2002, 2001 and 2000, respectively. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥500. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. Under the Code, the amount available for dividends is based on the Company's recorded retained earnings. At March 31, 2002, the amount available for dividends was ¥55,775 million ($419,361 thousand) which is available for future dividends subject to the approval of the shareholders and legal reserve requirements.

During 2002, the Company repurchased 964 thousand shares of the Company's stock at management's discretion upon requiring authorization from the Company's shareholders at a meeting held on June 28, 2001, for the purpose of canceling the shares by charging such amounts to retained earnings.

During 2001, the Company repurchased 921 thousand shares of the Company's stock upon resolution of the Board of Directors for the purpose of canceling the shares by charging such amounts to retained earnings.

9. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the years ended March 31, 2002, 2001 and 2000, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Sales promotion	**¥24,462**	¥25,741	¥21,348	**$183,925**
Advertising	**6,918**	8,212	9,336	**52,015**
Shipping and storage expenses	**10,368**	9,901	10,231	**77,955**
Employees' salaries	**8,144**	8,559	7,975	**61,233**
Depreciation	**1,951**	1,666	1,866	**14,669**
Other	**22,344**	21,465	19,744	**168,000**
Total	**¥74,187**	¥75,544	¥70,500	**$557,797**

10. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2002, 2001 and 2000, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2002, 2001 and 2000 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Deferred tax assets—current:				
Accrued expenses	**¥1,136**	¥1,129	¥ 728	**$ 8,541**
Unrealized gain	**225**	403	340	**1,692**
Land	**10**	206	420	**75**
Other	**446**	256		**3,354**
Deferred tax assets—current	**¥1,817**	¥1,994	¥1,488	**$13,662**
Deferred tax assets—non-current:				
Investment securities	**¥1,717**	¥ 591	¥ 383	**$12,910**
Pension and severance costs	**1,623**	1,160	1,028	**12,203**
Intangibles	**762**	8		**5,729**
Less allowance for doubtful accounts	**298**	244		**2,241**
Tax loss carryforwards of subsidiaries	**243**	186		**1,827**
Other	**241**	633	825	**1,812**
Valuation allowance	**(570)**	(370)		**(4,286)**
Total	**4,314**	2,452	2,236	**32,436**
Deferred tax liabilities—non-current:				
Net unrealized gain on available-for-sale securities	**1,045**	789		**7,857**
Undistributed earnings of subsidiaries	**220**	244	30	**1,654**
Other		338	16	
Total	**1,265**	1,371	46	**9,511**
Net deferred tax assets—non-current	**¥3,049**	¥1,081	¥2,190	**$22,925**
Deferred tax assets—Land revaluation	**¥4,242**	¥4,246		**$31,895**

A reconciliation between the normal effective statutory tax rate for the year ended March 31, 2001, and the actual effective tax rates reflected in the accompanying consolidated statements of income is as follows:

	2001
Normal effective statutory tax rate	42.1%
Expenses not deductible for income tax purposes	0.8
The resident's tax burden equally	0.3
Valuation allowance	2.0
Other—net	1.3
Actual effective tax rate	46.5%

For the years ended March 31, 2002 and 2000, a reconciliation is not required to be disclosed because the difference is less than 5% of normal effective statutory tax rate.

11. RESEARCH AND DEVELOPMENT COSTS

Research and development costs charged to income were ¥4,749 million ($35,707 thousand), ¥3,957 million and ¥2,539 million for the years ended March 31, 2002, 2001 and 2000, respectively.

12. LEASES

The Group leases certain machinery, computer equipment, office space and other assets.

Total rental expenses for the years ended March 31, 2002, 2001 and 2000, were ¥727 million ($5,466 thousand), ¥951 million and ¥1,004 million, respectively, including ¥430 million ($3,233 thousand), ¥596 million and ¥596 million of lease payments under finance leases.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2002, 2001 and 2000, is as follows:

	Millions of yen			Thousands of U.S. dollars
	Furniture and Fixtures			Furniture and Fixtures
	2002	2001	2000	**2002**
Acquisition cost	**¥1,885**	¥2,357	¥3,115	**$14,173**
Accumulated depreciation	**652**	953	1,482	**4,902**
Net leased property	**¥1,233**	¥1,404	¥1,633	**$ 9,271**

The amount of acquisition cost includes the imputed interest expense portion.

Obligations under finance leases for the years ended March 31, 2002, 2001 and 2000, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Due within one year	**¥ 398**	¥ 462	¥ 521	**$2,993**
Due after one year	**835**	942	1,112	**6,278**
Total	**¥1,233**	¥1,404	¥1,633	**$9,271**

The amount of obligations under finance leases includes the imputed interest expense portion.

Depreciation expense, which is not reflected in the accompanying consolidated statements of income, computed by the straight-line method was ¥430 million ($3,233 thousand), ¥596 million and ¥596 million for the years ended March 31, 2002, 2001 and 2000.

13. DERIVATIVES

The Group enters into foreign exchange forward contracts, currency options and currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies.

All derivative transactions are entered into to hedge foreign currency exposures incorporated with its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Group does not hold or issue derivatives for trading purposes.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

Foreign currency forward contracts and currency options which qualify for hedge accounting for the year ended March 31, 2002 and 2001, and such amounts which are assigned to the associated assets or liabilities and are recorded on the balance sheet at March 31, 2000, are excluded from the disclosure of market value information.

The Group had the following derivatives contracts outstanding at March 31, 2002, 2001 and 2000:

	Millions of yen									Thousands of U.S. dollars		
	2002			2001			2000			**2002**		
	Contract Amount	Fair Value	Unrealized Gain/Loss	Contract Amount	Fair Value	Unrealized Gain/Loss	Contract Amount	Fair Value	Unrealized Gain/Loss	Contract Amount	Fair Value	Unrealized Gain/Loss
Forward currency forward contracts—												
Buying US$							¥514	¥514				
Currency options:												
Written U.S. dollar put	**¥419**						300			**$3,150**		
(Option premiums on balance sheet)	**(5)**						(3)			**(38)**		
(The fair value of the option written)		**¥(3)**	**¥(8)**					(8)	¥(11)		**$(23)**	**$(61)**
Currency swaps:												
U.S. dollars payment yen receipt	**360**	**(53)**	**(53)**	¥218	¥(19)	¥(19)				**$2,707**	**(399)**	**(399)**
Thai baht payment U.S. dollar receipt	**245**	**4**	**4**	218	8	8				**1,842**	**30**	**30**

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit or market risk.

14. CONTINGENT LIABILITIES

At March 31, 2002, the Group had the following contingent liabilities:

	Millions of yen	Thousands of U.S. dollars
Guarantees of bank loans	¥100	$752

15. SUBSEQUENT EVENTS

The following appropriations of retained earnings at March 31, 2002, were approved at the Company's shareholders' meeting held on June 27, 2002:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥10 ($0.075) per share	¥690	$5,188
Bonuses to directors and corporate auditors	94	707

In addition, the Company is authorized to repurchase, at management's discretion, up to 2 million shares of the Company's stock (to an aggregate amount of ¥10 billion) until the end of the next general shareholders' meeting to be held in June 2003.

16. SEGMENT INFORMATION

The Group operates in the following industries:

Industry A consists of baby and child care, feminine hygiene and elderly care.

Industry B consists of building materials.

Industry C consists of pet care and others.

Information about industry segments, geographic segments and foreign customers of the Group is as follows:

(1) Industry Segments

a. Sales and Operating Income (Loss)

	Millions of yen				
	2002				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	**¥176,512**	**¥ 2,559**	**¥27,636**	**—**	**¥206,707**
Intersegment sales	**48**	**—**	**323**	**¥(371)**	**—**
Total sales	**176,560**	**2,559**	**27,959**	**(371)**	**206,707**
Operating expenses	**157,433**	**2,803**	**27,873**	**(376)**	**187,733**
Operating income (loss)	**¥ 19,127**	**¥ (244)**	**¥ 86**	**¥ 5**	**¥ 18,974**

b. Assets, Depreciation and Capital Expenditures

	Millions of yen				
	2002				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	**¥115,895**	**¥970**	**¥25,611**	**¥44,584**	**¥187,060**
Depreciation	**9,949**	**32**	**519**	**—**	**10,500**
Capital expenditures	**12,592**	**31**	**293**	**—**	**12,916**

a. Sales and Operating Income (Loss)

	Thousands of U.S. dollars				
	2002				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	**$1,327,158**	**$19,241**	**$207,789**	**—**	**$1,554,188**
Intersegment sales	**361**	**—**	**2,429**	**$(2,790)**	**—**
Total sales	**1,327,519**	**19,241**	**210,218**	**(2,790)**	**1,554,188**
Operating expenses	**1,183,707**	**21,075**	**209,571**	**(2,827)**	**1,411,526**
Operating income (loss)	**$ 143,812**	**$ (1,834)**	**$ 647**	**$ 37**	**$ 142,662**

b. Assets, Depreciation and Capital Expenditures

	Thousands of U.S. dollars				
	2002				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	**$871,391**	**$7,293**	**$192,564**	**$335,218**	**$1,406,466**
Depreciation	**74,804**	**241**	**3,902**	**—**	**78,947**
Capital expenditures	**94,676**	**233**	**2,203**	**—**	**97,112**

a. Sales and Operating Income (Loss)

	Millions of yen				
	2001				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	¥179,008	¥ 3,674	¥29,517	—	¥212,199
Intersegment sales	2,271	2	1,936	¥(4,209)	
Total sales	181,279	3,676	31,453	(4,209)	212,199
Operating expenses	160,308	3,565	31,802	(4,308)	191,367
Operating income (loss)	¥ 20,971	¥ 111	¥ (349)	¥ 99	¥ 20,832

b. Assets, Depreciation and Capital Expenditures

	Millions of yen				
	2001				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	¥110,515	¥2,030	¥27,837	¥37,014	¥177,396
Depreciation	9,781	30	824	—	10,635
Capital expenditures	7,709	29	729	—	8,467

a. Sales and Operating Income

	Millions of yen				
	2000				
	Industry A	*Industry B*	*Industry C*	*Eliminations*	*Consolidated*
Sales to customers	¥177,099	¥4,606	¥28,495	—	¥210,200
Intersegment sales	351	10	862	¥(1,223)	
Total sales	177,450	4,616	29,357	(1,223)	210,200
Operating expenses	154,192	4,519	28,506	(952)	186,265
Operating income	¥ 23,258	¥ 97	¥ 851	¥ (271)	¥ 23,935

b. Assets, Depreciation and Capital Expenditures

	Millions of yen				
	2000				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	¥120,791	¥2,996	¥22,182	¥35,220	¥181,189
Depreciation	9,492	91	770	—	10,353
Capital expenditures	12,923	24	573	—	13,520

(2) Geographic Segments

a. Sales and Operating Income

	Millions of yen				
	2002				
	Japan	Asia (Excluding Japan)	Other	Eliminations	Consolidated
Sales to customers	**¥171,436**	**¥22,738**	**¥12,533**	**—**	**¥206,707**
Intersegment sales	**6,092**	**2,194**	**1,402**	**¥(9,688)**	**—**
Total sales	**177,528**	**24,932**	**13,935**	**(9,688)**	**206,707**
Operating expenses	**160,106**	**23,640**	**13,721**	**(9,734)**	**187,733**
Operating income	**¥ 17,422**	**¥ 1,292**	**¥ 214**	**¥ 46**	**¥ 18,974**

b. Assets

	Millions of yen				
	2002				
	Japan	Asia (Excluding Japan)	Other	Corporate	Consolidated
Assets	**¥121,252**	**¥19,865**	**¥10,804**	**¥35,139**	**¥187,060**

a. Sales and Operating Income

	Thousands of U.S. dollars				
	2002				
	Japan	Asia (Excluding Japan)	Other	Eliminations	Consolidated
Sales to customers	**$1,288,992**	**$170,963**	**$94,233**	**—**	**$1,554,188**
Intersegment sales	**45,805**	**16,496**	**10,541**	**$(72,842)**	**—**
Total sales	**1,334,797**	**187,459**	**104,774**	**(72,842)**	**1,554,188**
Operating expenses	**1,203,805**	**177,744**	**103,165**	**(73,188)**	**1,411,526**
Operating income	**$ 130,992**	**$ 9,715**	**$ 1,609**	**$ 346**	**$ 142,662**

b. Assets

	Thousands of U.S. dollars				
	2002				
	Japan	Asia (Excluding Japan)	Other	Corporate	Consolidated
Assets	**$911,669**	**$149,361**	**$81,233**	**$264,203**	**$1,406,466**

a. Sales and Operating Income

	Millions of yen				
	2001				
	Japan	Asia (Excluding Japan)	Other	Eliminations	Consolidated
Sales to customers	¥184,607	¥18,543	¥ 9,049	—	¥212,199
Intersegment sales	1,450	1,908	1,843	¥(5,201)	—
Total sales	186,057	20,451	10,892	(5,201)	212,199
Operating expenses	166,981	19,300	10,446	(5,360)	191,367
Operating income	¥ 19,076	¥ 1,151	¥ 446	¥ 159	¥ 20,832

b. Assets

	Millions of yen				
	2001				
	Japan	Asia (Excluding Japan)	Other	Corporate	Consolidated
Assets	¥126,309	¥16,293	¥7,667	¥27,127	¥177,396

a. Sales and Operating Income

	Millions of yen				
	2000				
	Japan	Asia (Excluding Japan)	Other	Eliminations	Consolidated
Sales to customers	¥187,404	¥14,883	¥7,913	—	¥210,200
Intersegment sales	2,324	1,438	1,975	¥(5,737)	—
Total sales	189,728	16,321	9,888	(5,737)	210,200
Operating expenses	167,063	15,441	9,398	(5,637)	186,265
Operating income	¥ 22,665	¥ 880	¥ 490	¥ (100)	¥ 23,935

b. Assets

	Millions of yen				
	2000				
	Japan	Asia (Excluding Japan)	Other	Corporate	Consolidated
Assets	¥133,081	¥16,532	¥8,235	¥23,341	¥181,189

(3) Sales to Foreign Customers

Sales to foreign customers for the years ended March 31, 2002 and 2001 and 2000, amounted to ¥37,004 million ($278,226 thousand), ¥27,802 million and ¥23,870 million, respectively.

Independent Auditors' Report

Deloitte
Touche
Tohmatsu

Tohmatsu & Co.
MS Shibaura Building,
13-23, Shibaura 4-chome,
Minato-ku, Tokyo 108-8530, Japan
Tel: +81-3-3457-7321
Fax: +81-3-3769-8508
www.tohmatsu.co.jp

To the Board of Directors of Unicharm Corporation:

We have examined the consolidated balance sheets of Unicharm Corporation (formerly Uni-Charm Corporation) and subsidiaries as of March 31, 2002, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Unicharm Corporation and subsidiaries as of March 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2, effective April 1, 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for employees' retirement benefits and financial instruments and a revised accounting standard for foreign currency transactions.

Our examinations also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2002

Subsidiaries and Affiliated Companies

As of March 31, 2002

SUBSIDIARIES

		Major Operations	Percentage of Equity
Japan	Unicharm Product Co., Ltd.	Production of baby care, feminine care, health care and other products	100%
	Unicharm Material Co., Ltd.	Production of nonwoven and other materials	100
	Kokko Paper Mfg. Co., Ltd.	Production of paper, nonwoven and other materials	100
	Cosmotec Corporation	Processing and sales of photographic printing plates	100
	Uniheartous Corporation*2	Production and sales of pet care products, and production, processing, sales and installation of building materials	51
ROK	Uni-Charm Co., Ltd.	Production and sales of baby care, feminine care and other products	90
Taiwan	United Charm Co., Ltd.	Production and sales of baby care, feminine care and other products	53
PRC	Shanghai Uni-Charm Co., Ltd.	Production and sales of baby care, feminine care and other products	75
	Uni-Charm Consumer Product (China) Co., Ltd.	Production of baby care products	100
Thailand	Uni-Charm (Thailand) Co., Ltd.	Production and sales of baby care, feminine care and other products	94
Indonesia	PT Uni-Charm Indonesia	Production and sales of baby care, feminine care and other products	74
Netherlands	Uni-Charm Mönlycke B.V.	Holding company	60
United States	Uni-Heartous Pet Products USA, Inc.	Production and sales of pet food	(100)*1, 3

(Plus 11 others)

AFFILIATED COMPANIES

		Major Operations	Percentage of Equity
Japan	Unicharm Mönlycke K.K.	Sales of adult incontinence care products	50%

(Plus one other)

Notes: 1. Percentages in parentheses indicate Unicharm's indirect share of each company (through other group companies).

2. On October 1, 2002, Uniheartous Corporation will change its company name to Unicharm Pet Care Co., Ltd.

3. Indirectly owned shares

Investor Information

As of March 31, 2002

FISCAL YEAR-END	March 31, 2002
ANNUAL SHAREHOLDERS' MEETING	June 27, 2002
COMMON STOCK	Authorized: 196,390,411 Issued: 68,981,591
NUMBER OF SHAREHOLDERS	23,759, up 6,909 from the previous fiscal year-end
DATE OF LISTING	August 1976
STOCK EXCHANGE LISTING	First Section, Tokyo Stock Exchange
TRANSFER AGENT	Japan Securities Agents, Ltd. 2-4 Kayaba-cho, 1-chome, Nihonbashi, Chuo-ku, Tokyo 103-0025, Japan
AUDITOR	Deloitte Touche Tohmatsu

PRINCIPAL SHAREHOLDERS (TOP 10)

Shareholder	Number of shares (Thousands)	Percentage
Unitec Corporation	12,822	18.59%
Takahara Kosan K.K.	3,918	5.68
Makoto Shoji Yugengaisha	3,120	4.52
UFJ Bank Limited	2,621	3.80
J.P. Morgan Trust Bank Ltd. (Non-taxable Account)	2,515	3.65
Nippon Life Insurance Company	2,496	3.62
The Hiroshima Bank, Ltd.	2,420	3.51
The Mitsubishi Trust and Banking Co., Ltd. (Trust Account)	1,873	2.72
The Fuji Fire and Marine Insurance Co., Ltd.	1,796	2.60
The Iyo Bank, Ltd.	1,699	2.46

EQUITY POLICY

February	2002	Repurchase and retirement of shares (964,300 shares purchased at ¥3,400 per share)
March	2001	Repurchase and retirement of shares (921,000 shares purchased at ¥4,900 per share)
July	1999	Sales of shares in Japan and overseas (2,400,000 shares and 300,000 shares green shoe) (Price: ¥6,128; Purchasers: The Tokai Bank, Ltd., Takahara Shinko K.K., The Fuji Bank, Ltd.)
August	1998	Repurchase and retirement of shares (1,724,289 shares purchased at ¥5,210 per share)

Common Stock Price Range



Yen
10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001
2002

CORPORATE DATA

As of March 31, 2002

Registered Office of the Company	182 Shimobun Kinsei-cho, Kawanoe-shi, Ehime 799-0111, Japan
Head Office	Keikyu 2nd Building 25-23 Takanawa 3-chome Minato-ku, Tokyo 108-8575, Japan
Date of Establishment	February 10, 1961
Paid-In Capital	¥15,993 million
Number of Associates	967 (4,367 on a consolidated basis)
Information	Corporate Planning Department Keikyu 2nd Building 25-23 Takanawa 3-chome Minato-ku, Tokyo 108-8575, Japan Tel : +81-3-3449-2858 Fax: +81-3-3449-7600

www.unicharm.co.jp/english/ir/index.html



Web site information

Unicharm proactively discloses various information on its corporate Web site. Unicharm is also upgrading its IR site, which contains financial information and the most recent Company news. This site also features interviews with Unicharm's president and other information. Our Web site is continually updated and includes the latest product information.

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